Exhibit 99.(g)(2)

CENTRAL PARK ADVISERS, LLC
500 Fifth Avenue, 31st Floor
New York, New York 10110

November 19, 2021

CPG Vintage Access Fund V, LLC
c/o Central Park Advisers, LLC
500 Fifth Avenue, 31st Floor
New York, New York 10110

Re:	Organizational Expenses Limitation Agreement (the "Agreement")

Ladies and Gentlemen:

Central Park Advisers, LLC (the "Adviser"), intending to be legally bound, hereby confirms its agreement as follows in respect of CPG Vintage Access Fund V, LLC (the "Fund"):

The Adviser hereby agrees to limit the total amount of organizational expenses, and expenses borne by the Fund relating to the offering and sale of units of limited liability company interests of the Fund, including the expenses described in Section 4(a)(4) of the Investment Advisory Agreement between the Fund and the Adviser, to an aggregate amount not to exceed $1,000,000.

Very truly yours,

Central Park Advisers, LLC

By:
Name:
Title:

Accepted and Agreed:

CPG Vintage Access Fund V, LLC

By:
Name:
Title: